Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CSS Industries, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-31941, 333-100795 and No. 333-118008) on Form S-8 and in the registration statement (No. 333-156031) on Form S-3 of CSS Industries, Inc. of our reports dated June 4, 2012, with respect to the consolidated balance sheets of CSS Industries, Inc. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders’ equity for each of the years in the three-year period ended March 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2012, which reports appear in the March 31, 2012 annual report on Form 10-K of CSS Industries, Inc.

/S/ KPMG LLP

June 4, 2012

Philadelphia, PA